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06014966

CONNACHER OIL AND GAS LIMITED

PRESS RELEASE SUPPL June 29, 2006

CONNACHER OIL AND GAS LIMITED RECEIVES EUB APPROVAL LETTER FOR GREAT DIVIDE OIL SANDS PROJECT

Calgary, Alberta – Connacher Oil and Gas Limited (**CLL – TSX**) announced today it has received a letter from the Alberta Energy and Utilities Board ("EUB/Board") which responds to the August 15, 2005 application by Connacher Oil and Gas Limited ("Connacher"), requesting approval to implement a steam-assisted gravity drainage ("SAGD") scheme for the production of bitumen from the McMurray Deposit in the Athabasca Oil Sands Area.

The letter states "After reviewing the application and all of the additional materials filed to address issues raised in respect of the application, the Board has determined that the Great Divide Oil Sands Project is in the public interest and has approved Application No. 1414169, pending an Order in Council and subject to the conditions in Approval No.10587."

This is a significant positive development for Connacher and plans to initiate on-site activity will continue to be formulated and advanced, pending the issuance of the aforementioned Order in Council. Connacher also anticipates close cooperation with Alberta Environment and Alberta Sustainable Resource Development during the final stages of the planning phase and then during the ensuing construction and operational phases of its 10,000 bbl/d Great Divide Project.

Forward-Looking Statements: This press release contains certain forward-looking statements within the meaning of applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate":, "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, uncertainties associated with obtaining the Order in Council for the Great Divide Project, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks, including those associated with exploration, development, approvals and the ability to access sufficient capital from external sources. Connacher undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information, contact:

Richard A Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
inquiries@connacheroil.com
Website: www.connacheroil.com

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